FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

3Q14 Earnings Release

São Paulo, Brazil, October 30, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the third quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

Consolidated

EBITDA advances 12.7% due to higher operating efficiency in all business, with EBITDA margin expanding 20 basis points

Net income of R$390 million, increasing 9.3% from 3Q13

Net sales grows 10.9% to R$15.6 billion; Organic growth accelerates, with 50 new stores opened in the quarter and 146 in the last 12 months..

Food Business (Multivarejo + Assaí)

EBITDA growth of 8.5%, with EBITDA margin expanding 20 basis points resulting from the growth of Assaí as well as margin expansion of Multivarejo

Gross margin reaches 25.1%, 40 basis points above the previous year ; Net income of R$185 million, growth of 4.9% compared to 3Q13.

Via Varejo

EBITDA Margin improves 130 basis points to 10.0% due to productivity and efficiency initiatives, favorable mix and good performance of the financial services

Gross margin of 32.9%, improving 150 basis points; Net income of R$224 million, advancing 21.9% higher than 3Q13.

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ

Gross Revenue (3)	17,356	15,753	10.2%	8,941	8,481	5.4%	5,964	6,062	-1.6%
Net Revenue (3)	15,649	14,107	10.9%	8,253	7,774	6.2%	5,280	5,258	0.4%
Gross Profit	4,027	3,690	9.2%	2,071	1,919	7.9%	1,738	1,649	5.4%
Gross Margin	25.7%	26.2%	-50 bps	25.1%	24.7%	40 bps	32.9%	31.4%	150 bps
Total Operating Expenses	(2,886)	(2,674)	7.9%	(1,490)	(1,384)	7.7%	(1,219)	(1,201)	1.5%
% of Net Revenue	18.4%	19.0%	-60 bps	18.1%	17.8%	30 bps	23.1%	22.8%	30 bps
EBITDA (4)	1,168	1,036	12.7%	593	546	8.5%	529	456	16.1%
EBITDA Margin	7.5%	7.3%	20 bps	7.2%	7.0%	20 bps	10.0%	8.7%	130 bps
Adjusted EBITDA(5)	1,186	1,052	12.7%	608	564	7.7%	544	454	19.9%
Adjusted EBITDA Margin	7.6%	7.5%	10 bps	7.4%	7.3%	10 bps	10.3%	8.6%	170 bps
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(171)	(132)	29.3%	(147)	(144)	2.3%
% of Net Revenue	2.4%	2.2%	20 bps	2.1%	1.7%	40 bps	2.8%	2.7%	10 bps
Company's Net Profit	390	357	9.3%	185	176	4.9%	224	184	21.9%
Net Margin	2.5%	2.5%	0 bps	2.2%	2.3%	-10 bps	4.3%	3.5%	80 bps

(1) Includes results of Cnova: Cnova Brasil + Cdiscount Group. For further details please refer to page 3. (2) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net revenues; (3) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes. (4) Earnings before interest, tax, depreciation and amortization; (5)Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

Sales Performance

	Net Sales
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Consolidated (1)	15,649	14,107	10.9%	45,860	40,928	12.1%
Food Businesses	8,253	7,774	6.2%	24,923	22,533	10.6%
Multivarejo (2)	6,156	6,176	-0.3%	19,048	18,197	4.7%
Assaí	2,097	1,598	31.2%	5,874	4,336	35.5%
Non-Food Businesses	7,413	6,335	17.0%	20,977	18,404	14.0%
Cnova (3)	2,116	1,075	96.9%	4,707	2,882	63.3%
Via Varejo (4)	5,297	5,260	0.7%	16,270	15,523	4.8%

Net 'Same-Store' Sales
	3Q14	9M14
Consolidated (1)	3.0%	6.5%
By category
Food(5)	2.3%	5.3%
Non-Food(6)	3.6%	7.5%
By business
Multivarejo + Assaí	0.6%	4.5%
Cnova (3)	22.8%	33.3%
Via Varejo (4)	0.2%	3.6%

(1) Excludes revenue from intercompany transactions; (2) Pão de Açúcar and Extra banners, including revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes. (3) Cnova: Cnova Brasil + Cdiscount Group. For Cdiscount, there was consolidation of sales in August and September only. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) Includes revenue from intercompany transactions; (5) Includes the food categories of Multivarejo and Assaí and excludes the non-food categories of Multivarejo; (6) Includes the non-food categories of Multivarejo, Cnova and Via Varejo.

Sales Performance – Consolidated

The multiformat structure, intra-group synergies and multi-channel initiatives have allowed the GPA to provide sales growth despite a more challenging scenario. In the Food segment, there was an increase of 6.2% and in the Non-Food which comprises Via Varejo and e-commerce there was a 17.0% growth.

Net sales amounted to R$15.7 billion, increasing 10.9%, driven by the 146 new stores opened in the last 12 months and the same-store sales growth of 3.0%. Excluding the effect of Cdiscount consolidation, for comparison purpose, total net sales would have grown by 5.7% in 3Q14. The quarter was impacted by the strong comparison base in 3Q13 which posted same store sales growth of 11.8% and by macroeconomic scenario, which mainly affected the performance of non-food categories.

The Company accelerated its organic growth in the quarter, mainly in the Assaí, Pão de Açúcar and convenience stores formats. In the quarter were inaugurated 50 new stores, bringing to 96 the total number of new stores opened in the year to date.

Performance by category:

✓ Food: same-store sales growth of 2.3%, positively impacted by meat, poutry and beverage categories.,The strong comparison base in the previous year of 9.5% impacted the quarter performance;

✓ Non-food: same-store sales increased 3.6%. The highlights were the smartphones and white line categories, which improved along the last months of the quarter.  The period was negatively affected by the anticipation of television sales in June due to World Cup. Additionally, it is important to highlight the strong comparison base of non-food category that posted 13.5% growth in the same quarter of the previous year.

Food Businesses (Multivarejo + Assaí)

✓ Net sales grew 6.2%, with 35 new stores opened in the period, of which 33 were convenience stores (33 Minimercado Extra and 2 Minuto Pão de Açúcar) and 2 were Assaí stores. On a same-store basis, sales growth was 0.6%, mainly impacted by durable goods sales at hypermarkets;

✓ At Multivarejo, the best-performing banners in the quarter were Pão de Açúcar and Minimercado Extra, continuing the trend observed in recent quarters. Private-label brands continued to register robust growth and maintained their contribution to sales at over 10%;

✓ Assaí maintained its trend of strong gross sales growth (31.2%), driven by solid same-store sales performance and the significant contribution from new store openings. Two new stores were opened in the quarter, one of which was in a new state, bringing the total number of stores in the banner to 80 and expanding the banner's footprint to 50% of the country's states. A total of 11 stores were opened in the last 12 months. Assaí plans to accelerate its pace of expansion over the coming quarters. The new store openings will be concentrated in the Northeast, a region that already has 13 stores (over 15% of total stores).

Via Varejo

✓ Net sales amounted to R$5.3 billion, increasing by 0.7% and by 0.2% on a same-store basis. Excluding the impact from the 32 stores closed in 2Q14 to comply with Brazil’s antitrust authority CADE, net sales growth on a total-store basis would be 2.3%;

✓ Sales were impacted by the negative performance in July due to the shorter business hours at stores during the World Cup and by the slowdown in consumption in the weeks following the event;

✓ Note that sales gradually recovered in August and especially in September, led by the smartphone and white line categories;

✓ A total of 15 new stores were opened in the quarter, of which 11 were under the Casas Bahia banner and 4 under the Ponto Frio banner. Twenty-nine new stores were opened in the year to date and 55 were opened in the last 12 months.

Cnova

As announced on July 24, the corporate reorganization required for the implementation of the e-commerce Business Combination (Cnova) was completed. Cnova is indirectly owned by CBD, Via Varejo and certain founding shareholders of Nova Pontocom, which hold participation of 53.5%.

The following tables reflect the operation of Cnova in the third quarter of 2013 and 2014. It is important to mention that these figures differ from the table on page 1, which reflects the GPA vision: consolidation of Cdiscount into Cnova in August and September of 2014.

✓  The e-commerce segment, Cnova, is formed by the operations of Cnova Brasil and Cdiscount in France, including its specialized websites and international websites.

3Q13	3Q14	Growth
CNOVA			
GMV[1] (business volume) (in M€)	849.1	1,100.8	**+29.6%**
GMV Proforma[2] (in M€)	849.1	1,102.8	**+29.9%**
Net Sales (in M€)	685.4	842.1	**+22.9%**
Net Sales Proforma[2] (in M€)	685.4	844.1	**+23.2%**
Active clients[3] (in millions)	10.1	12.9	**+27.6%**
Volume of requests[4] (in millions)	5.6	7.8	**+39.0%**
Units sold (in millions)	9.8	13.5	**+38.9%**

CDISCOUNT			
GMV (business volume) (in M€)	454.0	560.9	+23.5%
GMV Proforma (in M€)	454.0	563.0	+24.0%
Net Sales (in M€)	336.4	384.2	+14.2%
Net Sales Proforma (in M€)	336.4	386.2	+14.8%
Share of sales of the marketplace[5] (%)	12.5%	20.5%	+800 bp
Share of sales through smartphone/tablet (%)	12.2%	19.3%	+713 bp

CNOVA BRASIL			
GMV (business volume) (in MBRL)	1,193.2	1,628.4	+36.5%
Net Sales (in MBRL)	1,055.3	1,380.6	+30.8%
Share of sales of the marketplace[5] (%)	1.94%	11.86%	+992 bp
Share of sales through smartphone/tablet (%)	3.95%	9.80%	+584 bp

(1) GMV: Gross Merchandise Volume TTC (business volume, including direct sales, merchandise volume in the marketplace and other revenues, after returns, including taxes); (2) Proforma includes all the international websites of Cdiscount to reflect in advance the consolidation to be carried out in the fourth quarter of 2014; (3) Active customers at the end of September who made at least 1 purchase in the last 12 months; (4) Total orders placed by customers prior to cancelation due to fraud, payment incidents and cut-off; (5) Share of sales in the marketplace through the website www.cdiscount.com; (6) Share of sales in the marketplace through the website www.extra.com.br.

Operating Performance

	Consolidated (*)

(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue (1)	17,356	15,753	10.2%	50,862	45,717	11.3%
Net Revenue (1)	15,649	14,107	10.9%	45,860	40,928	12.1%
Gross Profit	4,027	3,690	9.2%	11,735	10,731	9.4%
Gross Margin	25.7%	26.2%	-50 bps	25.6%	26.2%	-60 bps
Selling Expenses	(2,525)	(2,299)	9.8%	(7,431)	(6,792)	9.4%
General and Administrative Expenses	(370)	(375)	-1.3%	(1,039)	(1,142)	-9.0%
Equity Income	27	16	73.5%	76	28	168.7%
Other Operating Revenue (Expenses)	(18)	(16)	11.3%	(110)	(374)	-70.5%
Total Operating Expenses	(2,886)	(2,674)	7.9%	(8,504)	(8,281)	2.7%
% of Net Revenue	18.4%	19.0%	-60 bps	18.5%	20.2%	-170 bps
Depreciation (Logistic)	27	21	-31.1%	77	57	-34.8%
EBITDA	1,168	1,036	12.7%	3,308	2,507	31.9%
EBITDA Margin	7.5%	7.3%	20 bps	7.2%	6.1%	110 bps
Adjusted EBITDA (2)	1,186	1,052	12.7%	3,418	2,882	18.6%
Adjusted EBITDA Margin	7.6%	7.5%	10 bps	7.5%	7.0%	50 bps

(1) Includes leasing revenue from commercial galleries. Prior periods have been reclassified for comparative purposes; (2) EBITDA adjusted by Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

The Company’s gross margin in the quarter contracted by 50 basis points, reflecting the higher contribution from Assaí and Cnova (*).

Selling, general and administrative expenses as a percentage of net revenue fell 50 basis points, from 19.0% in 3Q13 to 18.5% in 3Q14, reflecting the efficiency gains and greater discipline in controlling expenses.

EBITDA amounted to R$1.168 billion, increasing 12.7% from 3Q13, with EBITDA margin expanding 20 basis points. EBITDA adjusted by the line Other Operating Income and Expenses came to R$1.186 billion, with margin of 7.6%, driven by margin gains at Via Varejo, Multivarejo and Assaí.

In 9M14, EBITDA stood at R$3.308 billion, with EBITDA margin of 7.2%. EBITDA adjusted by the line Other Operating Income and Expenses came to R$3.418 billion, growing 18.6%, with margin expansion of 50 basis points.

(*) As mentioned on page 3, the reorganization required for implementing the Combination of the E-Commerce Businesses (Cnova) was concluded on July 24. Therefore, the consolidation of Cdiscount into GPA corresponds only to the months of August and September 2014.

All tables and commentary below include results of Cnova Consolidated, except where indicated.

	Multivarejo

(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue (1)	6,675	6,743	-1.0%	20,671	19,951	3.6%
Net Revenue (1)	6,156	6,176	-0.3%	19,048	18,197	4.7%
Gross Profit	1,779	1,698	4.8%	5,319	5,058	5.1%
Gross Margin	28.9%	27.5%	140 bps	27.9%	27.8%	10 bps
Selling Expenses	(1,111)	(1,025)	8.4%	(3,340)	(3,067)	8.9%
General and Administrative Expenses	(163)	(183)	-10.6%	(467)	(562)	-17.0%
Equity Income	20	10	100.1%	55	20	175.8%
Other Operating Revenue (Expenses)	(15)	(18)	-16.5%	(106)	(302)	-64.7%
Total Operating Expenses	(1,268)	(1,215)	4.4%	(3,858)	(3,911)	-1.3%
% of Net Revenue	20.6%	19.7%	90 bps	20.3%	21.5%	-120 bps
Depreciation (Logistic)	12	11	-7.0%	34	32	-9.1%
EBITDA	522	494	5.7%	1,495	1,179	26.8%
EBITDA Margin	8.5%	8.0%	50 bps	7.9%	6.5%	140 bps
Adjusted EBITDA (2)	537	512	4.9%	1,602	1,481	8.2%
Adjusted EBITDA Margin	8.7%	8.3%	40 bps	8.4%	8.1%	30 bps

(1) Includes leasing revenue from commercial galleries. Prior periods have been reclassified for comparative purposes; (2) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Commercial initiatives focused on price competitiveness remained a part of the strategy at Multivarejo in 3Q14. Among the factors that contributed to the gross margin expansion of 140 basis points include:

(i)   revenue growth at leasing of commercial galleries;

(ii)  increased participation of formats that operates with higher-margin (i.e. Pão de Açúcar and Minimercado Extra) in the sales mix of Multivarejo; and

(iii) lower share of non-food categories in total sales, reflecting the macroeconomic scenario.

Selling, general and administrative expenses came to R$1.274 billion, growing by 5.5% compared to 3Q13, which is below the rate of inflation in the last 12 months. For yet another quarter, the disciplined control of corporate and operating expenses supported continued reinvestment in price competitiveness, as mentioned above.

EBITDA amounted to R$522 million, with EBITDA margin expanding 50 basis points compared to 3Q13. EBITDA adjusted by the line Other Operating Income and Expenses came to R$537 million, with adjusted EBITDA margin expanding 40 basis points.

In 9M14, EBITDA amounted to R$1.495 billion, with EBITDA margin of 7.9%. Adjusted for the line Other Operating Income and Expenses, EBITDA amounted to R$1.602 billion, increasing 8.2% on the prior-year period to outpace revenue growth in the period. Adjusted EBITDA margin improved by 30 basis points from 9M13.

	Assaí
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue	2,266	1,738	30.4%	6,336	4,723	34.2%
Net Revenue	2,097	1,598	31.2%	5,874	4,336	35.5%
Gross Profit	291	221	31.7%	804	597	34.8%
Gross Margin	13.9%	13.8%	10 bps	13.7%	13.8%	-10 bps
Selling Expenses	(194)	(148)	31.1%	(549)	(407)	34.8%
General and Administrative Expenses	(27)	(21)	30.4%	(67)	(54)	25.2%
Other Operating Revenue (Expenses)	(0)	(0)	N/A	(0)	1	-
Total Operating Expenses	(222)	(169)	30.9%	(616)	(460)	34.0%
% of Net Revenue	10.6%	10.6%	0 bps	10.5%	10.6%	-10 bps
Depreciation (Logistic)	1	0	N/A	2	0	N/A
EBITDA	71	52	35.4%	190	137	38.5%
EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.2%	0 bps
Adjusted EBITDA (1)	71	52	35.4%	190	136	39.7%
Adjusted EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.1%	10 bps

(1) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Assaí maintained its pace of sales growth in the quarter, with net sales revenue advancing 31.2% to R$2.097 billion. This performance is explained by the result of the performance of the new stores which have exceeded expectations and the consistent same-store growth registered by the banner. A total of 11 stores were opened in the last 12 months. This quarter, Assaí reached a total of 80 stores and expanded its footprint to 50% of Brazilian states. The expansion plan will be intensified over the coming quarters.

Despite the significant expansion in stores, expenses as a ratio of net sales revenue have remained in line with last year. As a result, EBITDA reached R$71 million in the quarter, or 35.4% more than in 3Q13, and outpaced revenue growth in the period. EBITDA margin was 3.4%, expanding by 10 basis points from 3Q13.

In 9M14, EBITDA came to R$190 million, increasing 38.5% from 9M13. Adjusted for Other Operating Income and Expenses, EBITDA amounted to R$190 billion, increasing 39.7% on the prior-year period to outpace revenue growth in the period. Adjusted EBITDA margin improved by 10 basis points compared to 9M13.

	Via Varejo (1)
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue	5,964	6,062	-1.6%	18,474	17,820	3.7%
Net Revenue	5,280	5,258	0.4%	16,230	15,513	4.6%
Gross Profit	1,738	1,649	5.4%	5,143	4,802	7.1%
Gross Margin	32.9%	31.4%	150 bps	31.7%	31.0%	70 bps
Selling Expenses	(1,089)	(1,088)	0.1%	(3,280)	(3,207)	2.3%
General and Administrative Expenses	(124)	(120)	3.2%	(376)	(413)	-9.0%
Equity Income	8	6	50.6%	23	8	168.7%
Other Operating Revenue (Expenses)	(15)	2	-	(15)	(76)	-80.1%
Total Operating Expenses	(1,219)	(1,201)	1.5%	(3,649)	(3,689)	-1.1%
% of Net Revenue	23.1%	22.8%	30 bps	22.5%	23.8%	-130 bps
Depreciation (Logistic)	11	7	-49.5%	31	19	-64.4%
EBITDA	529	456	16.1%	1,526	1,133	34.7%
EBITDA Margin	10.0%	8.7%	130 bps	9.4%	7.3%	210 bps
Adjusted EBITDA (2)	544	454	19.9%	1,541	1,209	27.5%
Adjusted EBITDA Margin	10.3%	8.6%	170 bps	9.5%	7.8%	170 bps

(1)   Some numbers presented in this release differ from those in the Via Varejo release due to effects of intercompany transactions.

(2)   EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Gross margin expanded by 150 basis points, which is basically explained by (i) the ongoing productivity initiatives, such as capturing efficiency gains in logistics and assembly; (ii) the good performance of financial services and other services; and (iii) the favorable product mix, led by smartphones.

The plan to capture efficiency gains in expenses continued to be implemented in various areas of the company during the quarter. The highlights were the improvements in delivery logistics, higher efficiency gains in store processes and the streamlining of general expenses. These gains helped keep the increase in selling, general and administrative expenses in line with net sales revenue, mitigating the effects of higher costs driven by inflation.

As a result, EBITDA amounted to R$529 million in the quarter, increasing 16.1% from 3Q13. Adjusted for the line Other Operating Income and Expenses, EBITDA amounted to R$544 million, increasing 19.9% on 3Q13, with this figure more accurately reflecting the Company's operating performance. Adjusted EBITDA margin stood at 10.3% in the quarter, expanding 170 basis points.

In 9M14, adjusted EBITDA amounted to R$1.541 billion, increasing 27.5% compared to 9M13. Adjusted EBITDA margin stood at 9.5%, expanding 170 basis points from 9M13.

Indebtedness

	Consolidated
(R$ million)	09.30.2014	09.30.2013

Short Term Debt	(2,999)	(2,228)
Loans and Financing	(1,149)	(1,124)
Debentures	(1,850)	(1,104)
Long Term Debt	(3,817)	(4,621)
Loans and Financing	(1,719)	(1,724)
Debentures	(2,097)	(2,897)
Total Gross Debt	(6,815)	(6,849)
Cash and Financial investments	6,601	4,803
Net Cash (Debt)	(214)	(2,046)
EBITDA (1)	4,615	3,839
Net Debt / EBITDA(1)	0.05x	0.53x
Payment Book - Short Term	(2,627)	(2,521)
Payment Book - Long Term	(120)	(120)
Net Debt with payment book	(2,961)	(4,687)
Net Debt with Payment Book / EBITDA(1)	0.64x	1.22x

(1) EBITDA in the last 12 months.

Net debt stood at R$214 million at the end of September of 2014, decreasing by R$1.832 billion from a year earlier. The reduction in net debt volume is explained by the higher cash generation in the period and improvement in working capital, as well the cash inflow of the public offering by Via Varejo . As a result, the Net Debt/EBITDA ratio decreased from 0.53x to 0.05x, in line with the level of the previous quarter.

Net debt, including Via Varejo’s payment book operation, stood at R$2.961 billion, decreasing R$1.726 billion from September 2013. The ratio of Net Debt with payment book/EBITDA stood at 0.64x at the end of 3Q14.

Financial Result

			Consolidated
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ

Financial Revenue	159	146	8.9%	491	416	18.1%
Financial Expenses	(536)	(457)	17.3%	(1,569)	(1,282)	22.4%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps
Charges on Net Bank Debt	(84)	(61)	38.9%	(192)	(170)	12.7%
Cost of Discount of Receivables of Payment Book	(86)	(68)	26.1%	(251)	(192)	30.8%
Cost of Sale of Receivables of Credit Card	(171)	(157)	8.9%	(536)	(417)	28.5%
Restatement of Other Assets and Liabilities	(36)	(25)	41.7%	(100)	(87)	14.7%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
.

.

The net financial result was an expense of R$378 million, increasing 21.2% from 3Q13, though lagging the cumulative increase of 29% in the interest rate (CDI) in the period. As a ratio of net revenue, the net financial expense increased from 2.2% in 3Q13 to 2.4% in 3Q14.

The main variations in net financial (income) expenses were:

•       Increase of R$ 23 million in bank debt charges, primarily due to the higher interest rate (CDI), which was partially offset by the higher yields earned on the cash in the period;

•       Increase of R$18 million in the cost of discount of receivables from payment books, which rose 26.1%, lagging the increase in the CDI rate. As a ratio of net revenue, this cost remained at 0.5% compared to 3Q13 ;

•        Growth of R$14 million in the cost of sale of credit card receivables, with variation of 8.9%, significantly below the increase in the interest rate due to the lower frequency of sales receivable.

Sales of receivables volume (cards and payment books) amounted to R$8.3 billion in the period.

Net Income

	Consolidated
(R$ million)	3Q14	3Q13	Δ%	9M14	9M13	Δ%

EBITDA	1,168	1,036	12.7%	3,308	2,507	31.9%
Depreciation (Logistic)	(27)	(21)	31.1%	(77)	(57)	34.8%
Depreciation and Amortization	(207)	(201)	2.9%	(589)	(591)	-0.3%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
Income Before Income Tax	557	503	10.7%	1,564	993	57.4%
Income Tax	(167)	(147)	14.1%	(477)	(285)	67.6%
Company's net income	390	357	9.3%	1,087	709	53.3%
Net Margin	2.5%	2.5%	0 bps	2.4%	1.7%	70 bps
Net Income - Controlling Shareholders	276	282	-2.1%	784	561	39.9%
Net Margin - Controllings Shareholders	1.8%	2.0%	-20 bps	1.7%	1.4%	30 bps
Total Nonrecurring	(18)	(16)	11.3%	(110)	(374)	-70.5%
Income Tax from Nonrecurring	12	5	134.9%	32	106	-70.0%
Adjusted Net Income (1)	396	367	7.6%	1,165	978	19.2%
Adjusted Net Margin	2.5%	2.6%	-10 bps	2.5%	2.4%	10 bps

(1)   Net Income adjusted by Other Operating Income and Expenses, thus eliminating non-recurring income and expenses as well as the respective effects of income tax

The Company net income amounted to R$390 million, growing 9.3% on the prior-year period, with net margin of 2.5%. The net income was driven mainly by the higher profitability at Assaí, Multivarejo and Via Varejo. The net income adjusted by Other Operating Income and Expenses totaled R$ 396 million.

Net income attributable to controlling shareholders decreased 2.1% in the period, reflecting the change in the equity interest in Via Varejo, from 52.4% in 3Q13 to 43.3% in 3Q14.

In 9M14 net income totaled R$ 1.087 billion, with a margin of 2.4%. Adjusted for Other Operating Income and Expenses, net income totaled R $ 1.165 billion, an increase of 19.2% compared to 9M13.

                                                                                                           .

Simplified Cash Flow Statement

		Consolidated
(R$ million)	3Q14	3Q13	9M14	9M13

Cash Balance at beginning of period	5,356	5,037	8,367	7,086
Cash Flow from operating activities	769	208	48	810
EBITDA	1,168	1,036	3,308	2,507
Cost of Sale of Receivables	(257)	(226)	(786)	(608)
Working Capital	(382)	(539)	(2,436)	(1,123)
Assets and Liabilities Variation	240	(64)	(37)	35
Cash flow from investment activities	(308)	(452)	(869)	(1,226)
Net Investment	590	715	29	(68)
Aquisition and Others	(898)	(1,166)	(898)	(1,158)
Change on net cash after investments	462	(244)	(821)	(416)
Cash Flow from financing activities	783	(13)	(946)	(1,890)
Dividends payments and others	(36)	(33)	(222)	(234)
Net Proceeds	819	20	(723)	(1,656)
Change on net cash	1,245	(257)	(1,766)	(2,306)
Cash Balance at end of period	6,601	4,780	6,601	4,780
Net debt	(214)	(2,046)	(214)	(2,046)

The cash balance in the end of 3Q14 was R$6.601 billion, growth of R$ 1.245 billion compared to the beginning of the quarter, arising mainly due to the following factors:

(i)   Increase in cash generation from higher operating efficiency of the business;

(ii)  Improvement of 3 days(1) in working capital

(iii) Inflow of approximately R$900 million due to issuance Debentures in the quarter.

(1)In days of COGS

Capital Expenditure

			Consolidated				Food Businesses				Via Varejo
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	”

New stores and land acquisition	132	169	-21.8%	354	570	-37.9%	104	155	-32.9%	29	14	101.1%
Store renovations and conversions	88	120	-27.0%	218	359	-39.2%	53	81	-34.4%	36	40	-9.7%
Infrastructure and Others	297	149	99.4%	539	351	53.4%	177	85	107.0%	79	38	107.4%
Non-cash Effect
Financing Assets	15	32	-52.6%	9	17	-47.6%	15	32	-52.6%	-	-	-
Total	532	471	13.1%	1,120	1,298	-13.7%	349	353	-1.1%	144	93	56.0%

The Group’s investments amounted to R$532 million in the quarter. Multivarejo and Assaí accounted for 66% of total investment, followed by Via Varejo with 27%.

In the third quarter, the Group opened 50 new stores: 31 Minimercado Extra, 2 Minuto Pão de Açúcar, 2 Assaí, 11 Casas Bahia and 4 Pontofrio.

In the year to September, the Group opened 52 Minimercado Extra, 3 Minuto Pão de Açúcar, 1 Pão de Açúcar, 3 Extra Hiper, 5 Assaí, 25 Casas Bahia and 4 Pontofrio, as well as 3 drugstores, for a total of 96 store openings.

During the year, the greater discipline exercised in allocating investments to new stores and renovations is explained by the better negotiations for new store openings and the review of construction methods, as well as other initiatives that optimized CAPEX per square meter.

For the coming quarters, the Company will continue to focus on organic growth, with acceleration in the pace of store openings compared to prior quarters.

Dividends

The meeting of the Board of Directors held on October 30, 2014 approved the distribution of interim dividends based on the net income recorded on the balance sheet of September 30, 2014, in the amount of R$35.8 million, which corresponds to R$0.14 per preferred share and R$0.127272 per common share. Shareholders of record on November 10, 2014 will be entitled to the payment. As of November 11, 2014, the shares will trade ex-dividends. Payment will be effected on November 21, 2014.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
		Consolidated			Food Businesses
(R$ million)	09.30.2014	06.30.2014	09.30.2013	09.30.2014	06.30.2014	09.30.2013
Current Assets	18,329	15,669	14,849	6,998	6,407	6,336
Cash and Marketable Securities	6,601	5,379	4,803	2,884	2,307	2,492
Accounts Receivable	2,931	2,497	2,365	147	158	207
Credit Cards	317	273	235	47	58	108
Payment book	2,208	2,259	2,149	-	-	-
Sales Vouchers and Others	571	174	200	85	79	84
Allowance for Doubtful Accounts	(325)	(231)	(233)	(1)	(1)	(0)
Resulting from Commercial Agreements	160	22	15	15	22	15
Inventories	7,455	6,464	6,252	3,569	3,468	3,158
Recoverable Taxes	750	760	976	146	174	273
Noncurrent Assets for Sale	22	26	52	8	8	25
Expenses in Advance and Other Accounts Receivables	570	544	401	245	292	180
Noncurrent Assets	20,899	19,793	18,726	15,663	15,373	15,516
Long-Term Assets	4,690	4,549	4,741	2,531	2,483	2,852
Accounts Receivables	96	97	113	-	-	-
Payment Book	105	106	107	-	-	-
Others	-	-	16	-	-	-
Allowance for Doubtful Accounts	(9)	(9)	(9)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,663	1,583	1,244	386	371	292
Financial Instruments	-	-	362	-	-	362
Deferred Income Tax and Social Contribution	861	870	1,025	339	351	379
Amounts Receivable from Related Parties	264	204	200	445	395	308
Judicial Deposits	912	883	998	522	528	732
Expenses in Advance and Others	723	738	626	667	666	606
Investments	393	359	390	339	243	290
Property and Equipment	9,396	9,187	8,660	8,028	7,913	7,589
Intangible Assets	6,419	5,699	4,936	4,766	4,735	4,786
TOTAL ASSETS	39,228	35,462	33,576	22,661	21,780	21,852

LIABILITIES
	Consolidated			Food Businesses
	09.30.2014	06.30.2014	09.30.2013	09.30.2014	06.30.2014	09.30.2013
Current Liabilities	17,285	14,597	13,235	6,455	6,499	6,453
Suppliers	8,261	6,753	5,682	2,910	2,936	2,638
Loans and Financing	1,149	1,054	1,124	1,052	997	1,028
Payment Book (CDCI)	2,627	2,624	2,521	-	-	-
Debentures	1,850	1,380	1,104	1,031	962	1,089
Payroll and Related Charges	1,010	850	939	500	412	496
Taxes and Social Contribution Payable	733	769	744	222	326	307
Dividends Proposed	1	1	100	1	1	1
Financing for Purchase of Fixed Assets	31	46	54	31	46	54
Rents	65	66	50	65	66	50
Acquisition of Companies	72	72	68	72	72	68
Debt with Related Parties	318	23	35	363	395	426
Advertisement	63	71	69	24	32	34
Provision for Restructuring	3	4	1	3	4	1
Tax Payments	-	-	-	-	-	-
Advanced Revenue	139	141	83	34	35	7
Others	964	741	660	148	215	253
Long-Term Liabilities	8,143	7,452	8,688	6,533	5,842	7,019
Loans and Financing	1,719	1,673	1,724	1,550	1,517	1,621
Payment Book (CDCI)	120	122	120	-	-	-
Debentures	2,097	1,600	2,897	2,097	1,200	2,098
Financing for Purchase of Assets	8	8	-	8	8	-
Acquisition of Companies	54	118	106	54	118	106
Related Parties	-	(0)	-	-	-	-
Deferred Income Tax and Social Contribution	1,129	1,042	1,090	1,127	1,039	1,086
Tax Installments	954	974	1,091	915	936	1,051
Provision for Contingencies	1,153	1,346	1,101	580	831	885
Advanced Revenue	810	483	430	111	108	45
Others	98	85	129	91	85	127
Shareholders' Equity	13,801	13,413	11,652	9,673	9,439	8,380
Capital	6,789	6,786	6,760	5,062	5,059	4,983
Capital Reserves	265	257	220	265	257	220
Profit Reserves	3,181	2,952	2,050	3,181	2,952	2,050
Minority Interest	3,566	3,418	2,623	1,165	1,171	1,126
TOTAL LIABILITIES	39,228	35,462	33,576	22,661	21,780	21,852

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ
Gross Revenue (1)	17,356	15,753	10.2%	8,941	8,481	5.4%	6,675	6,743	-1.0%	2,266	1,738	30.4%	5,964	6,062	-1.6%
Net Revenue (1)	15,649	14,107	10.9%	8,253	7,774	6.2%	6,156	6,176	-0.3%	2,097	1,598	31.2%	5,280	5,258	0.4%
Cost of Goods Sold	(11,595)	(10,397)	11.5%	(6,170)	(5,844)	5.6%	(4,365)	(4,468)	-2.3%	(1,805)	(1,376)	31.1%	(3,531)	(3,601)	-1.9%
Depreciation (Logistic)	(27)	(21)	31.1%	(12)	(11)	12.9%	(12)	(11)	7.0%	(1)	(0)	N/A	(11)	(7)	49.5%
Gross Profit	4,027	3,690	9.2%	2,071	1,919	7.9%	1,779	1,698	4.8%	291	221	31.7%	1,738	1,649	5.4%
Selling Expenses	(2,525)	(2,299)	9.8%	(1,305)	(1,173)	11.3%	(1,111)	(1,025)	8.4%	(194)	(148)	31.1%	(1,089)	(1,088)	0.1%
General and Administrative Expenses	(370)	(375)	-1.3%	(190)	(203)	-6.4%	(163)	(183)	-10.6%	(27)	(21)	30.4%	(124)	(120)	3.2%
Equity Income	27	16	73.5%	20	10	100.1%	20	10	100.1%	-	-	-	8	6	50.6%
Other Operating Revenue (Expenses)	(18)	(16)	11.3%	(15)	(18)	-17.0%	(15)	(18)	-16.5%	(0)	(0)	N/A	(15)	2	-
Total Operating Expenses	(2,886)	(2,674)	7.9%	(1,490)	(1,384)	7.7%	(1,268)	(1,215)	4.4%	(222)	(169)	30.9%	(1,219)	(1,201)	1.5%
Depreciation and Amortization	(207)	(201)	2.9%	(157)	(170)	-7.2%	(138)	(155)	-11.3%	(20)	(14)	37.5%	(35)	(30)	16.7%
Earnings before interest and Taxes - EBIT	935	815	14.7%	423	366	15.6%	373	328	13.7%	50	38	33.0%	483	419	15.5%
Financial Revenue	159	146	8.9%	73	90	-18.2%	69	84	-18.1%	4	5	-19.3%	99	62	60.9%
Financial Expenses	(536)	(457)	17.3%	(244)	(222)	10.1%	(225)	(210)	7.2%	(19)	(12)	61.1%	(247)	(206)	19.9%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(171)	(132)	29.3%	(156)	(125)	24.2%	(15)	(7)	121.6%	(147)	(144)	2.3%
Income Before Income Tax	557	503	10.7%	252	234	7.9%	217	203	7.2%	35	31	13.1%	336	275	22.4%
Income Tax	(167)	(147)	14.1%	(67)	(58)	17.3%	(55)	(47)	17.2%	(12)	(10)	17.6%	(112)	(90)	23.6%
Net Income - Company	390	357	9.3%	185	176	4.9%	162	156	4.1%	22	20	10.7%	224	184	21.9%
Minority Interest - Noncontrolling	114	74	52.5%	(5)	(12)	-57.3%	(5)	(12)	-57.3%	-	-	-	127	88	45.1%
Net Income - Controlling Shareholders (2)	276	282	-2.1%	190	188	0.9%	167	168	-0.3%	22	20	10.7%	97	97	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,168	1,036	12.7%	593	546	8.5%	522	494	5.7%	71	52	35.4%	529	456	16.1%
Adjusted EBITDA (3)	1,186	1,052	12.7%	608	564	7.7%	537	512	4.9%	71	52	35.4%	544	454	19.9%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
	3Q14	3Q13		3Q14	3Q13		3Q14	3Q13		3Q14	3Q13		3Q14	3Q13
Gross Profit	25.7%	26.2%		25.1%	24.7%		28.9%	27.5%		13.9%	13.8%		32.9%	31.4%
Selling Expenses	16.1%	16.3%		15.8%	15.1%		18.0%	16.6%		9.3%	9.3%		20.6%	20.7%
General and Administrative Expenses	2.4%	2.7%		2.3%	2.6%		2.7%	3.0%		1.3%	1.3%		2.4%	2.3%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.1%	0.1%		0.2%	0.2%		0.2%	0.3%		0.0%	0.0%		0.3%	0.0%
Total Operating Expenses	18.4%	19.0%		18.1%	17.8%		20.6%	19.7%		10.6%	10.6%		23.1%	22.8%
Depreciation and Amortization	1.3%	1.4%		1.9%	2.2%		2.2%	2.5%		0.9%	0.9%		0.7%	0.6%
EBIT	6.0%	5.8%		5.1%	4.7%		6.1%	5.3%		2.4%	2.3%		9.2%	8.0%
Net Financial Revenue (Expenses)	2.4%	2.2%		2.1%	1.7%		2.5%	2.0%		0.7%	0.4%		2.8%	2.7%
Income Before Income Tax	3.6%	3.6%		3.1%	3.0%		3.5%	3.3%		1.7%	1.9%		6.4%	5.2%
Income Tax	1.1%	1.0%		0.8%	0.7%		0.9%	0.8%		0.6%	0.7%		2.1%	1.7%
Net Income - Company	2.5%	2.5%		2.2%	2.3%		2.6%	2.5%		1.1%	1.3%		4.3%	3.5%
Minority Interest - noncontrolling	0.7%	0.5%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		2.4%	1.7%
Net Income - Controlling Shareholders(2)	1.8%	2.0%		2.3%	2.4%		2.7%	2.7%		1.1%	1.3%		1.8%	1.8%
EBITDA	7.5%	7.3%		7.2%	7.0%		8.5%	8.0%		3.4%	3.3%		10.0%	8.7%
Adjusted EBITDA (3)	7.6%	7.5%		7.4%	7.3%		8.7%	8.3%		3.4%	3.3%		10.3%	8.6%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
R$ - Million	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ
Gross Revenue (1)	50,862	45,717	11.3%	27,007	24,674	9.5%	20,671	19,951	3.6%	6,336	4,723	34.2%	18,474	17,820	3.7%
Net Revenue (1)	45,860	40,928	12.1%	24,923	22,533	10.6%	19,048	18,197	4.7%	5,874	4,336	35.5%	16,230	15,513	4.6%
Cost of Goods Sold	(34,048)	(30,140)	13.0%	(18,764)	(16,846)	11.4%	(13,695)	(13,107)	4.5%	(5,069)	(3,739)	35.6%	(11,056)	(10,692)	3.4%
Depreciation (Logistic)	(77)	(57)	34.8%	(36)	(32)	14.1%	(34)	(32)	9.1%	(2)	(0)	N/A	(31)	(19)	64.4%
Gross Profit	11,735	10,731	9.4%	6,123	5,655	8.3%	5,319	5,058	5.1%	804	597	34.8%	5,143	4,802	7.1%
Selling Expenses	(7,431)	(6,792)	9.4%	(3,888)	(3,474)	11.9%	(3,340)	(3,067)	8.9%	(549)	(407)	34.8%	(3,280)	(3,207)	2.3%
General and Administrative Expenses	(1,039)	(1,142)	-9.0%	(534)	(616)	-13.3%	(467)	(562)	-17.0%	(67)	(54)	25.2%	(376)	(413)	-9.0%
Equity Income	76	28	168.7%	55	20	175.8%	55	20	175.8%	-	-	-	23	8	168.7%
Other Operating Revenue (Expenses)	(110)	(374)	-70.5%	(107)	(301)	-64.5%	(106)	(302)	-64.7%	(0)	1	-	(15)	(76)	-80.1%
Total Operating Expenses	(8,504)	(8,281)	2.7%	(4,474)	(4,370)	2.4%	(3,858)	(3,911)	-1.3%	(616)	(460)	34.0%	(3,649)	(3,689)	-1.1%
Depreciation and Amortization	(589)	(591)	-0.3%	(466)	(491)	-5.1%	(409)	(451)	-9.4%	(57)	(40)	42.7%	(103)	(96)	7.4%
Earnings before interest and Taxes - EBIT	2,641	1,859	42.1%	1,183	794	49.1%	1,052	697	51.0%	131	97	35.1%	1,392	1,018	36.7%
Financial Revenue	491	416	18.1%	255	267	-4.3%	243	250	-3.0%	13	17	-22.7%	269	164	63.8%
Financial Expenses	(1,569)	(1,282)	22.4%	(701)	(636)	10.1%	(647)	(605)	7.1%	(53)	(32)	68.1%	(743)	(569)	30.6%
Net Financial Revenue (Expenses)	(1,078)	(866)	24.5%	(445)	(370)	20.5%	(405)	(355)	14.2%	(41)	(15)	166.8%	(474)	(405)	17.1%
Income Before Income Tax	1,564	993	57.4%	738	424	74.0%	647	342	89.2%	90	82	10.6%	918	613	49.6%
Income Tax	(477)	(285)	67.6%	(199)	(90)	120.3%	(168)	(62)	171.0%	(31)	(28)	10.0%	(310)	(208)	49.1%
Net Income - Company	1,087	709	53.3%	539	334	61.5%	480	280	71.1%	59	53	10.9%	608	405	49.9%
Minority Interest - Noncontrolling	302	148	104.2%	(22)	(36)	-38.4%	(22)	(36)	-38.4%	-	-	-	344	193	78.4%
Net Income - Controlling Shareholders(2)	784	561	39.9%	561	369	51.8%	502	316	58.6%	59	53	10.9%	263	212	24.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,308	2,507	31.9%	1,685	1,316	28.0%	1,495	1,179	26.8%	190	137	38.5%	1,526	1,133	34.7%
Adjusted EBITDA (3)	3,418	2,882	18.6%	1,792	1,617	10.8%	1,602	1,481	8.2%	190	136	39.7%	1,541	1,209	27.5%

% Net Sales Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
	9M14	9M13		9M14	9M13		9M14	9M13		9M14	9M13		9M14	9M13
Gross Profit	25.6%	26.2%		24.6%	25.1%		27.9%	27.8%		13.7%	13.8%		31.7%	31.0%
Selling Expenses	16.2%	16.6%		15.6%	15.4%		17.5%	16.9%		9.3%	9.4%		20.2%	20.7%
General and Administrative Expenses	2.3%	2.8%		2.1%	2.7%		2.5%	3.1%		1.1%	1.2%		2.3%	2.7%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.2%	0.9%		0.4%	1.3%		0.6%	1.7%		0.0%	0.0%		0.1%	0.5%
Total Operating Expenses	18.5%	20.2%		18.0%	19.4%		20.3%	21.5%		10.5%	10.6%		22.5%	23.8%
Depreciation and Amortization	1.3%	1.4%		1.9%	2.2%		2.1%	2.5%		1.0%	0.9%		0.6%	0.6%
EBIT	5.8%	4.5%		4.7%	3.5%		5.5%	3.8%		2.2%	2.2%		8.6%	6.6%
Net Financial Revenue (Expenses)	2.3%	2.1%		1.8%	1.6%		2.1%	1.9%		0.7%	0.4%		2.9%	2.6%
Income Before Income Tax	3.4%	2.4%		3.0%	1.9%		3.4%	1.9%		1.5%	1.9%		5.7%	4.0%
Income Tax	1.0%	0.7%		0.8%	0.4%		0.9%	0.3%		0.5%	0.7%		1.9%	1.3%
Net Income - Company	2.4%	1.7%		2.2%	1.5%		2.5%	1.5%		1.0%	1.2%		3.7%	2.6%
Minority Interest - noncontrolling	0.7%	0.4%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		2.1%	1.2%
Net Income - Controlling Shareholders(2)	1.7%	1.4%		2.2%	1.6%		2.6%	1.7%		1.0%	1.2%		1.6%	1.4%
EBITDA	7.2%	6.1%		6.8%	5.8%		7.9%	6.5%		3.2%	3.2%		9.4%	7.3%
Adjusted EBITDA (3)	7.5%	7.0%		7.2%	7.2%		8.4%	8.1%		3.2%	3.1%		9.5%	7.8%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	09.30.2014	09.30.2013
Net Income for the period	1,087	709
Adjustment for reconciliation of net income
Deferred income tax	177	6
Gain on disposal of fixed assets	36	6
Depreciation and amortization	667	648
Interests and exchange variation	847	700
Adjustment to present value	(2)	7
Equity pickup	(76)	(28)
Provision for contingencies	118	310
Provision for disposals and impairment of property and equipment	-	3
Share-Based Compensation	32	30
Allowance for doubtful accounts	359	351
Provision for obsolescence/breakage	(1)	(10)
Deferred revenue	(25)	(41)
Other Operating Expenses	16	188
Pension Plan	0	-
	3,236	2,878
Asset (Increase) decreases
Financial Investments	24	(23)
Accounts receivable	(478)	(77)
Inventories	(550)	(497)
Taxes recoverable	53	(153)
Other Assets	(204)	(91)
Related parties	(96)	(94)
Restricted deposits for legal proceeding	(70)	(194)
	(1,321)	(1,130)
Liability (Increase) decrease
Suppliers	(1,407)	(549)
Payroll and charges	213	210
Taxes and Social contribuitions payable	(502)	(184)
Other Accounts Payable	(150)	(372)
Contingencies	(223)	(43)
Deferred revenue	201	-
	(1,867)	(938)
Net cash generated from (used in) operating activities	48	810

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	09.30.2014	09.30.2013
Increase of capital in subsidiaries	(0)	-
Acquisition of property and equipment	(898)	(1,158)
Increase Intangible assets	(222)	(140)
Sales of property and equipment	47	71
Net cash of corporate reorganization	204	-
Net cash flow investment activities	(869)	(1,226)

Cash flow from financing activities
Increase (decrease) of capital	25	12
Funding and refinancing	4,960	3,877
Payments	(5,634)	(5,482)
Dividend payments	(222)	(234)
Accounts payable related to acquisition of Companies	(67)	(63)
Acquisition of subsidiary	(7)	-
Net cash generated from (used in) financing activities	(946)	(1,890)

Monetary variation over cash and cash equivalents	0	-
Increase (decrease) in cash and cash equivalents	(1,766)	(2,306)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	6,601	4,780
Change in cash and cash equivalents	(1,766)	(2,306)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q14%		3Q13%		Δ	9M14%		9M13%		Δ
Pão de Açúcar	1,610	9.3%	1,526	9.7%	5.6%	4,838	9.5%	4,435	9.7%	9.1%
Extra Supermercado	1,173	6.8%	1,194	7.6%	-1.8%	3,677	7.2%	3,599	7.9%	2.2%
Extra Hiper	3,229	18.6%	3,421	21.7%	-5.6%	10,224	20.1%	10,225	22.4%	0.0%
Proximity Stores (1)	173	1.0%	127	0.8%	36.2%	480	0.9%	327	0.7%	46.7%
Assaí	2,266	13.1%	1,738	11.0%	30.4%	6,336	12.5%	4,723	10.3%	34.2%
Other Businesses (2)	491	2.8%	476	3.0%	3.1%	1,451	2.9%	1,366	3.0%	6.3%
Food Businesses	8,941	51.5%	8,481	53.8%	5.4%	27,007	53.1%	24,674	54.0%	9.5%
Pontofrio	1,332	7.7%	1,472	9.3%	-9.5%	4,262	8.4%	4,388	9.6%	-2.9%
Casas Bahia	4,633	26.7%	4,590	29.1%	0.9%	14,211	27.9%	13,432	29.4%	5.8%
Cnova	2,451	14.1%	1,210	7.7%	102.6%	5,381	10.6%	3,224	7.1%	66.9%
Non-Food Businesses	8,415	48.5%	7,272	46.2%	15.7%	23,855	46.9%	21,043	46.0%	13.4%
Consolidated	17,356	100.0%	15,753	100.0%	10.2%	50,862	100.0%	45,717	100.0%	11.3%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q14%		3Q13%		Δ	9M14%		9M13%		Δ
Pão de Açúcar	1,478	9.4%	1,393	9.9%	6.1%	4,441	9.7%	4,032	9.9%	10.1%
Extra Supermercado	1,104	7.1%	1,109	7.9%	-0.4%	3,460	7.5%	3,330	8.1%	3.9%
Extra Hiper	2,932	18.7%	3,089	21.9%	-5.1%	9,275	20.2%	9,190	22.5%	0.9%
Proximity Stores (1)	162	1.0%	119	0.8%	35.7%	452	1.0%	307	0.8%	47.1%
Assaí	2,097	13.4%	1,598	11.3%	31.2%	5,874	12.8%	4,336	10.6%	35.5%
Other Businesses (2)	480	3.1%	466	3.3%	2.9%	1,421	3.1%	1,338	3.3%	6.2%
Food Businesses	8,253	52.7%	7,774	55.1%	6.2%	24,923	54.3%	22,533	55.1%	10.6%
Pontofrio	1,189	7.6%	1,275	9.0%	-6.7%	3,756	8.2%	3,810	9.3%	-1.4%
Casas Bahia	4,091	26.1%	3,983	28.2%	2.7%	12,474	27.2%	11,703	28.6%	6.6%
Cnova	2,116	13.5%	1,075	7.6%	96.9%	4,707	10.3%	2,882	7.0%	63.3%
Non-Food Businesses	7,396	47.3%	6,333	44.9%	16.8%	20,937	45.7%	18,395	44.9%	13.8%
Consolidated	15,649	100.0%	14,107	100.0%	10.9%	45,860	100.0%	40,928	100.0%	12.1%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

		Consolidated (1)				Food Businesses
	3Q14	3Q13	9M14	9M13	3Q14	3Q13	9M14	9M13

Cash	41.0%	42.5%	41.6%	42.4%	52.2%	53.1%	52.6%	53.2%
Credit Card	48.7%	47.2%	48.5%	47.5%	38.7%	38.4%	38.6%	38.4%
Food Voucher	5.1%	4.7%	4.9%	4.5%	9.1%	8.5%	8.8%	8.5%
Credit	5.2%	5.7%	5.1%	5.6%	0.0%	0.1%	0.0%	0.1%
Post-Dated Checks	0.1%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%
Payment Book	5.2%	5.6%	5.1%	5.6%	-	-	-	-

(1) Does not include Cdiscount.

		STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2014	Opened	Closed	Converted	09/30/2014

Pão de Açúcar	166	-	-	5	171
Extra Hiper	137	-	-	-	137
Extra Supermercado	213	-	-	(5)	208
Minimercado Extra	183	31	(4)	-	210
Minuto Pão de Açucar	1	2	-	-	3
Assaí	78	2	-	-	80
Other Business	242	-	-	-	242
Gas Station	83	-	-	-	83
Drugstores	159	-	-	-	159
Food Businesses	1,020	35	(4)	-	1,051
Pontofrio	361	4	(1)	-	364
Casas Bahia	611	11	-	-	622
Consolidated	1,992	50	(5)	-	2,037

Sales Area ('000 m2 )
Food Businesses	1,697				1,715
Consolidated	2,765				2,792

# of employees ('000) (1)	154				154

(1) Does not include Cdiscount employees.

(1) Does not include Cdiscount employees.

3Q14 Results Conference Call and Webcast

Friday, October 31, 2014

11:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2014 (3Q14), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2014 was 6.75%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which is formed by the operations of Cnova Brasil and Cdiscount in France, including their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.